FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934

For the month of	April	, 2003

Bennett Environmental Inc.

(Translation of registrant’s name into English)

Suite 208, 1540 Cornwall Road, Oakville ON L6J 7W5

(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [ ]	Form 40-F [X]

     Please note that pursuant to Rule 12g3-2(d)(1), this registrant, being registered under Section 12, is not eligible for exemption under Rule 12g3-2(b). Accordingly, the following two questions are not relevant to this registrant and are therefore left blank.

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [ ]

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-________.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Bennett Environmental Inc. (Registrant)

Date: April 18, 2003	By:	/s/ John Bennett [Print] Name: John Bennett Title: Chief Executive Officer

BENNETT
ENVIRONMENTAL INC.

NOTICE OF MEETING
and
MANAGEMENT
INFORMATION AND PROXY
CIRCULAR

for the
Annual and Special General Meeting
to be held on
Tuesday, May 13, 2003

BENNETT ENVIRONMENTAL INC.

April 7, 2003

Dear shareholder:

     It is my pleasure to invite you to attend the Corporation’s 2003 Annual and Special General Meeting of shareholders. The meeting will be held on Tuesday, May 13, 2003 at 4:30 p.m. (Toronto time) at the Hockey Hall of Fame, Esso Theatre, BCE Place, 30 Yonge Street, Toronto, Ontario.

     I enclose the formal Notice of Meeting, Management Information and Proxy Circular, and form of proxy. If you are unable to attend the meeting in person, please complete, date, sign and return the enclosed form of proxy in the envelope provided to ensure that your vote is counted.

Yours Sincerely,

(signed) John Bennett Chief Executive Officer

BENNETT ENVIRONMENTAL INC.

NOTICE OF MEETING

     NOTICE IS HEREBY GIVEN that the annual and special general meeting (the “Meeting”) of the shareholders of Bennett Environmental Inc. (the “Corporation”) will be held at the Hockey Hall of Fame, Esso Theatre, BCE Place, 30 Yonge Street, Toronto, Ontario, on Tuesday, May 13, 2003 at 4:30 p.m. (Toronto time), for the following purposes:

(a)	to receive the annual report to shareholders of the directors of the Corporation;

(b)	to receive the financial statements of the Corporation for the fiscal year ended December 31, 2002, together with the report of the auditors thereon;

(c)	to elect directors to hold office until the next annual general meeting;

(d)	to appoint KPMG LLP, Chartered Accountants, as auditor to hold office until the next annual general meeting at a remuneration to be fixed by the directors of the Corporation;

(e)	to consider and, if thought appropriate, to pass an ordinary resolution ratifying amendments to certain stock options previously issued to John Bennett in order to extend the expiry date of those options from June 30, 2002 to December 18, 2002, the complete text of which is set out under “Particulars of Matters to be Acted Upon — Approval of Amendments to Certain Stock Options” in the attached Management Information and Proxy Circular for the Meeting dated May 13, 2003 and is incorporated herein by reference; and

(f)	to transact such further or other business as may properly come before the Meeting or any adjournment or adjournments thereof.

     Accompanying this Notice of Meeting are: (1) a Management Information and Proxy Circular; (2) a form of proxy and notes thereto; and (3) a reply card for use by shareholders who wish to receive the Corporation’s interim financial statements.

     If you are a registered shareholder of the Corporation and are unable to attend the Meeting in person, please date and execute the accompanying form of proxy, and deposit it with Computershare Trust Company of Canada at 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1, Attention: Proxy Department before 4:30 p.m. (Toronto time) on Friday, May 9, 2003, or not less than 48 hours (excluding Saturdays, Sundays and holidays) before any adjournment of the Meeting.

     If you are a non-registered shareholder of the Corporation and receive these materials through your broker or through another intermediary, please complete and return the materials in accordance with the instructions provided to you by your broker or such other intermediary. If you fail to follow these instructions, your shares may not be eligible to be voted at the Meeting.

     This Notice of Meeting, the Management Information and Proxy Circular, the form of proxy and notes thereto for the Meeting, and the reply card are first being sent to shareholders of the Corporation on or about April 16, 2003.

     DATED at Vancouver, British Columbia, this 7th day of April, 2003.

BY ORDER OF THE BOARD OF DIRECTORS

(signed) John Bennett Chief Executive Officer

MANAGEMENT INFORMATION AND PROXY CIRCULAR
Solicitation of Proxies
Appointment and Revocation of Proxies
Voting of Shares Represented by Proxy and Discretionary Powers
Record Date and Right to Vote
Securities Entitled to Vote
Principal Shareholders
Quorum and Percentage of Votes Necessary to Pass Resolutions
Particulars of Matters to be Acted Upon
Election of Directors
Appointment of Auditor
Approval of Amendments to Certain Stock Options
Executive Compensation
Indebtedness of Directors, Executive Officers and Senior Officers
Interest of Management and Others in Material Transactions
Management Contracts
Corporate Governance
Interest of Certain Persons in Matters to be Acted Upon
Other Matters to be Acted Upon
Availability of Documents
Receipt of Shareholder Proposals for Next Annual Meeting
Board of Directors Approval

Letter to Shareholders
Notice of Meeting
Management Information and Proxy Circular	1
Solicitation of Proxies	1
Appointment and Revocation of Proxies	1
Voting of Shares Represented by Proxy and Discretionary Powers	1
Record Date and Right to Vote	2
Securities Entitled to Vote	2
Principal Shareholders	3
Quorum and Percentage of Votes Necessary to Pass Resolutions	3
Particulars of Matters to be Acted Upon	3
Election of Directors	3
Appointment of Auditor	4
Approval of Amendments to Certain Stock Options	5
Executive Compensation	5
Indebtedness of Directors, Executive Officers and Senior Officers	12
Interest of Management and Others in Material Transactions	12
Management Contracts	12
Corporate Governance	12
Interest of Certain Persons in Matters to be Acted Upon	15
Other Matters to be Acted Upon	16
Availability of Documents	16
Receipt of Shareholder Proposals for Next Annual Meeting	16
Board of Directors Approval	16

BENNETT ENVIRONMENTAL INC.

MANAGEMENT INFORMATION AND PROXY CIRCULAR

Solicitation of Proxies

     This Management Information and Proxy Circular (“Information Circular”) is furnished in connection with the solicitation of proxies by the management of Bennett Environmental Inc. (“BEI” or the “Corporation”) to be voted at the annual general meeting of the shareholders of the Corporation to be held on Tuesday, May 13, 2003 (the “Meeting”) at the time and place and for the purposes set forth in the accompanying Notice of Meeting.

     It is anticipated that this Information Circular and the accompanying Notice of Meeting and form of proxy will be first mailed to the shareholders of the Corporation on or about April 16, 2003. Unless otherwise stated, the information contained in this Information Circular is given as at April 7, 2003.

     While it is expected that the solicitation for proxies will be conducted primarily by mail, the directors and employees of the Corporation may, without special compensation, solicit proxies personally or by telephone. The Corporation may retain other persons or companies to solicit proxies on behalf of management, in which event the customary fees for such services will be paid. All costs of solicitation will be borne by the Corporation.

Appointment and Revocation of Proxies

     The individuals named in the accompanying form of proxy are directors or officers of the Corporation. A shareholder wishing to appoint some other person (who need not be a shareholder) to represent him or her at the Meeting has the right to do so, either by inserting such person’s name in the blank space provided in the form of proxy and striking out the two printed names, or by completing another form of proxy. A proxy will not be valid unless the duly completed, signed and dated form of proxy is received at the office of Computershare Trust Company of Canada at 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1, Attention: Proxy Department before 4:30 p.m. (Toronto time) on Friday, May 9, 2003, or not less than 48 hours (excluding Saturdays, Sundays and holidays) or any adjournment thereof, unless the Chairman of the Meeting elects to exercise his discretion to accept proxies received subsequently.

     A shareholder who has given a proxy may revoke it (a) by an instrument in writing executed by the shareholder or by his or her attorney authorized in writing or, where the shareholder is a corporation, by a duly authorized officer or attorney of the corporation, and delivered either (i) to the registered office of the Corporation at 900 Waterfront Centre, 200 Burrard Street, Vancouver, British Columbia, V7X 1T2 at any time up to and including the last business day preceding the day of the Meeting, or if adjourned, any reconvening thereof, or (ii) to the Chairman of the Meeting on the day of the Meeting or, if adjourned, any reconvening thereof, or (b) in any other manner provided by law. A revocation of a proxy does not affect any matter on which a vote has been taken prior to the revocation.

Voting of Shares Represented by Proxy and Discretionary Powers

     Common Shares represented by proxies may be voted by the proxyholder on a show of hands, except where the proxyholder has conflicting instructions from more than one shareholder, in which case such proxyholder will not be entitled to vote on a show of hands. In addition, Common Shares represented by proxies will be voted on any poll. In either case, where a choice with respect to any matter to be acted upon has been specified in the proxy, the Common Shares will be voted or withheld from voting in accordance with the specification so made. Where no choice is so specified with respect to any resolution or in the absence of certain instructions, the Common Shares represented by a proxy given to management will be voted in favour of the resolution. If more than one direction is made with respect to any resolution, such Common Shares will similarly be voted in favour of the resolution.

     The enclosed form of proxy when properly completed and delivered and not revoked confers discretionary authority upon the person appointed proxy thereunder to vote with respect to amendments or variations of matters identified in the Notice of Meeting, and with respect to other matters which may properly come before the Meeting. In the event that amendments or variations to matters identified in the Notice of Meeting are properly brought before the Meeting or any further or other business is properly brought before the Meeting, it is the intention of the persons designated in the enclosed form of proxy to vote in accordance with their best judgement on such matters or business. At the time of the printing of this Information Circular, the management of the Corporation knows of no such amendment, variation or other matter which may be presented to the Meeting.

Record Date and Right to Vote

     The record date for the determination of shareholders entitled to receive notice of the Meeting has been fixed by the Board of Directors at the close of business on April 7, 2003.

     Every shareholder of record at the close of business on April 7, 2003 who personally attends the Meeting will be entitled to vote at the Meeting or any adjournment thereof, except to the extent that:

(a)	such shareholder has transferred the ownership of any of his or her Common Shares after April 7, 2003; and

(b)	the transferee of those Common Shares produces properly endorsed share certificates, or otherwise establishes that he or she owns the Common Shares, and demands, not later than 10 days before the Meeting, that his or her name be included in the list of shareholders entitled to vote at the Meeting, in which case the transferee is entitled to vote those Common Shares at the Meeting.

     A person duly appointed under an instrument of proxy will be entitled to vote the Common Shares represented thereby only if the proxy is properly completed and delivered in accordance with the requirements set out above under “Appointment and Revocation of Proxies” and has not been revoked.

Securities Entitled to Vote

     As of April 7, 2003, 16,684,489 Common Shares were issued and outstanding. The Corporation has no other classes of voting securities.

     Every shareholder who is present in person and entitled to vote at the Meeting shall have one vote on a show of hands and on a poll shall have one vote for each Common Share of which the shareholder is the registered holder and such shareholder may exercise such vote either in person or by proxyholder.

Principal Shareholders

     To the knowledge of the directors and senior officers of the Corporation, no persons or companies beneficially own, directly or indirectly, or exercise control or direction over Common Shares carrying more than 10% of the voting rights attached to all outstanding Common Shares of the Corporation.

Quorum and Percentage of Votes Necessary to Pass Resolutions

     Under By-Law No. 1 of the Corporation, the quorum for the transaction of business at the Meeting consists of two persons present in person, each being a shareholder entitled to vote at the Meeting or a duly appointed proxyholder for an absent shareholder so entitled, and holding or representing not less than 10% of the total number of issued Common Shares outstanding as of April 7, 2003.

     The ordinary resolution to approve the expiry date of certain stock options issued under the Corporation’s Stock Option Plan, as described under “Particulars of Matters to be Acted Upon — Approval of Amendments to Certain Stock Options”, must be approved by a majority of more than 50% of the votes cast by the holders of Common Shares who vote in person or by proxy in respect of that resolution, other than votes attaching to Common Shares beneficially owned by persons who are “insiders” of the Corporation eligible to receive options or stock appreciation rights under the Stock Option Plan, or associates thereof, within the meaning of Part VI of the Toronto Stock Exchange Company Manual (referred to as approval of “disinterested” shareholders). All insiders of the Corporation are eligible to receive stock options and stock appreciation rights under the Stock Option Plan. As at the date of this Information Circular, the Corporation understands that a total of 2,246,541 votes, representing the votes of insiders of the Corporation and their associates, will not be counted for the purposes of determining whether this majority has been obtained.

Particulars of Matters to be Acted Upon

Election of Directors

     The Board of Directors presently consists of five directors. The Articles of the Corporation stipulate that there shall be a minimum of two and a maximum of 15 directors.

     The term of office of each of the present directors expires at the Meeting. The five persons named below will be presented for election at the Meeting as management’s nominees and the persons named in the accompanying form of proxy intend to vote for the election of these nominees. Management does not contemplate that any of these nominees will be unable to serve as a director. Each director elected will hold office until the next annual general meeting of shareholders of the Corporation or until his successor is elected or appointed, unless his office is earlier vacated in accordance with the Articles or By-laws of the Corporation or with the provisions of the CBCA.

     The following table sets out the names of nominees for election as directors, the country in which each is ordinarily resident, all offices of the Corporation now held by each of them, their principal occupations, the period of time for which each has been a director of the Corporation and the number of Common Shares of the Corporation or any of its subsidiaries beneficially owned by each, directly or indirectly, or over which control or direction is exercised, as at April 7, 2003:

Name, Position and	Principal Occupation	Director	Common
Country of Residence(1)	or Employment(1)	Since	Shares Held(1)

John Bennett Canada Director, Chairman and Chief Executive Officer	Chief Executive Officer — BEI	1992	1,585,318 (2)

Adam Lapointe(3)(4) Canada Director	President — Pluri-Capital Inc.(5) a Quebec based venture capital company	2001	nil

Pierre Meunier(3)(4) Canada Director	Partner — Fasken Martineau DuMoulin, a law firm	1997	22,500

George Ploder(3)(5) Canada Director	Director of various companies(6)	2002 (3)	10,000

David Williams(3)(4) Canada Director	President — Roxborough Holdings Ltd., a private investment company	2002	300,000

(1)	The information as to country of residence, principal occupation or employment, and Common Shares beneficially owned is not within the knowledge of the management of the Corporation and has been furnished by the respective nominees. The principal occupation or employment of the directors are for the past five years. Information regarding Common Shares held does not include Common Shares issuable upon the exercise of options, stock appreciation rights or warrants.

(2)	Includes 537,494 Common Shares held by Mr. Bennett’s wife.

(3)	Members of the Audit Committee.

(4)	Members of Corporate Governance Committee.

(5)	Mr. Ploder was appointed to the Board of Directors on December 4, 2002.

(6)	Mr. Ploder is currently a director with Vital Retirement Living Inc., a company providing retirement services and facilities, and is a director of Patheon Inc., a provider of pharmaceutical contract manufacturing and drug development services, and Unisphere Waste Conversion Inc., an environmental solutions company. Until March 1999, Mr. Ploder was the President and Chief Executive Officer of Bracknell Corporation, a TSX listed North American facilities service provider.

Appointment of Auditor

     Unless otherwise instructed, the proxies given pursuant to this solicitation for the Meeting will be voted for the re-appointment of KPMG LLP, Chartered Accountants, of Vancouver, British Columbia, as the auditor of the Corporation to hold office until the close of the next annual general meeting of the Corporation at a remuneration to be fixed by the directors of the Corporation. KPMG LLP was first appointed auditor of the Corporation in 1992.

Approval of Amendments to Certain Stock Options

     On June 18, 2002, the Board of Directors of the Corporation approved an amendment to the terms of certain options held by John Bennett, the Chief Executive Officer and a director of the Corporation, to extend the expiry date of those options from June 30, 2002 to December 18, 2002. These options had been granted to Mr. Bennett on February 23, 1999 under the terms of the Corporation’s Stock Option Plan and entitled Mr. Bennett to acquire a total of 115,000 Common Shares at an exercise price of $5.30 per share. Prior to the new expiry date, Mr. Bennett exercised a portion of these options and acquired a total of 112,500 Common Shares. Mr. Bennett still holds these Common Shares.

     The Toronto Stock Exchange has conditionally approved the amendment to the expiry date of these options, subject to, among other things, approval at the Meeting of the amendment by a majority of “disinterested” shareholders of the Corporation. See “Quorum and Percentage of Votes Necessary to Pass Resolutions”. In the event that the requisite shareholder approval is not obtained for this amendment, the Toronto Stock Exchange will require the Corporation to repurchase from Mr. Bennett the Common Shares acquired by Mr. Bennett upon the exercise of the options at a cost to the Corporation of not more than $5.30 per Common Share (such price being the exercise price paid by Mr. Bennett for those shares).

     Accordingly, at the Meeting shareholders of the Corporation will be asked to consider and, if thought appropriate, to pass the following ordinary resolution:

IT IS HEREBY RESOLVED, as an ordinary resolution of the shareholders of the Corporation, that the amendment to terms of certain options previously issued to John Bennett in order to extend the expiry date of those options from June 30, 2002 to December 18, 2002 is hereby ratified and approved.

Executive Compensation

Summary Compensation Table

     The table below contains a summary of the compensation paid to, or earned by, the Corporation’s current Chief Executive Officer, and the Corporation’s four most highly compensated executive officers (other than the Chief Executive Officer) who were serving as executive officers at the end of the Corporation’s most recently completed financial year and during such year received, in their capacity as officers of the Corporation and any of its subsidiaries, in excess of $100,000 (collectively, the “Named Executive Officers”), for each of the Corporation’s three most recently completed financial years ended December 31, 2002, 2001 and 2000.

Summary Compensation Table

					Long-Term
		Annual Compensation			Compensation

					Number of Common
				Other	Shares under
				Annual	Options/SARs	All Other
Name and		Salary	Bonus	Compensation(1)	Granted(2)	Compensation
Principal Position	Year	($)	($)	($)	(#)(6)	($)

John Bennett(3) Chief Executive Officer	2002 2001 2000	241,328 235,463 200,000	258,250 nil 98,400	11,983 11,163 9,600	95,000 60,000 80,000 (6)	nil nil nil

Peter Richardson(4) President	2002 2001 2000	163,000 155,333 113,810	258,250 nil nil	10,350 12,269 9,708	70,000 95,000 60,000 (6)	nil nil nil

Rick Stern(5) Chief Financial Officer and Secretary	2002 2001 2000	150,000 125,000 n/a	258,250 nil n/a	7,648 5,461 n/a	70,000 85,000 n/a (6)	nil nil n/a

Danny Ponn Chief Operating Officer	2002 2001 2000	147,000 138,000 132,000	258,250 nil 98,400	10,251 9,438 7,581	70,000 50,000 70,000 (6)	nil nil nil

Zul Tejpar Vice President — Marketing	2002 2001 2000	140,000 125,400 120,000	258,250 nil 98,400	12,217 10,269 10,932	70,000 50,000 70,000 (6)	nil nil nil

(1)	Perquisites and other personal benefits for the most recently completed financial year do not exceed the lesser of $50,000 or 10% of the total annual salary and bonus for any of the Named Executive Officers unless otherwise noted.

(2)	All securities under option and subject to stock appreciation rights are for Common Shares of the Corporation.

(3)	Mr. Bennett was the President of the Corporation until August 28, 2000, at which time he ceased to act as President but continued as the Chief Executive Officer of the Corporation. Mr. Bennett’s compensation is paid to him both directly and through a company, all the shares of which are owned by Mr. Bennett and his wife, Anne Bennett.

(4)	Mr. Richardson’s resignation as President of the Corporation became effective on January 9, 2003.

(5)	Mr. Stern was appointed as the Chief Financial Officer and Secretary of the Corporation effective April 1, 2001.

(6)	On July 16, 2002 John Bennett was granted 95,000 stock options and each of Peter Richardson, Rick Stern, Danny Ponn and Zul Tejpar were granted 70,000 options. The stock options granted to the Named Executive Officers on July 16, 2002 were cancelled by the Board of Directors on October 7, 2002.

Long-Term Incentive Plan

     The Corporation does not presently have a long-term incentive plan for its Named Executive Officers.

Stock Options

     The Corporation has established a Stock Option Plan for the granting of incentive stock options and stock appreciation rights (“SARs”) to directors, officers and employees of the Corporation or any of its subsidiaries, or a consultant. The purpose of granting such options and SARs is to assist the

Corporation in attracting, retaining and motivating directors, officers and employees of the Corporation or any of its subsidiaries, or a consultant, and to more closely align the personal interests of such directors, officers, employees and consultants to those of shareholders.

     The Stock Option Plan permits the Board of Directors to grant options for the purchase of Common Shares of the Corporation for a term of up to 10 years. The number of Common Shares granted pursuant to each option is determined in the discretion of the Board of Directors, provided that (i) in the case of any one person, the aggregate number of Common Shares reserved for issuance may not exceed 5% of the Common Shares outstanding at the time of the grant less the aggregate number of Common Shares reserved for issuance to such person under any other option to purchase Common Shares from treasury granted as a compensation or incentive mechanism, and (ii) in the case of insiders, the aggregate number of Common Shares reserved for issuance may not exceed 10% of the Common Shares outstanding at the time of the issuance, less the aggregate number of Common Shares reserved for issuance to insiders under the Stock Option Plan or any other share compensation agreement.

     In accordance with the provisions of the Stock Option Plan, the option price and the terms and conditions on which the options may be exercised are set out in written stock option agreements, in the form approved by the Board of Directors, entered into by the Corporation and each option holder. Under the Stock Option Plan, the option price is determined by the Board of Directors, provided that the price is not less than the closing price of the Common Shares on the stock exchanges where they are traded on the trading day immediately preceding the date of the grant, or in the event that there were no transactions during the 10 day trading period immediately preceding the date of the grant, such value as determined by resolution of the Board of Directors, subject to the necessary approvals of applicable regulatory authorities. The options are not transferable and terminate on the earlier of the expiry date and 30 days after the optionee ceases to be eligible for any reason whatsoever, other than death. In the event of death, the option is fully exercisable by the optionee’s legal representative on the earlier of the expiry date and six months from the date of death. If within six months of a change in control of the Corporation an optionee ceases to be eligible to receive stock options for any reason other than death, the optionee will be permitted to exercise his or her options until the earlier of the expiry date for those options and the date that is 12 months from the date of such termination.

Stock Option and Stock Appreciation Right Grants

     A summary of stock options and SARs granted to the Named Executive Officers under the Stock Option Plan during the financial year ended December 31, 2002 is set out in the table below. All stock options and SARs are for Common Shares of the Corporation.

Option and Stock Appreciation Right Grants During the
Most Recently Completed Financial Year

		% of Total		Market Value of
		Options/SARs		Securities
	Number of	Granted to		Underlying
	Securities Under	Employees in	Exercise or	Options/SARs on the
	Option/SARs Granted	Financial Year	Base Price	Date of Grant
Name	(#)	(%)	($/Security)	($/Security)(1)	Expiry Date

John Bennett	95,000	15%	12.30	12.30	Cancelled(2)

Peter Richardson	70,000	11%	12.30	12.30	Cancelled(2)

Rick Stern	70,000	11%	12.30	12.30	Cancelled(2)

Danny Ponn	70,000	11%	12.30	12.30	Cancelled(2)

Zul Tejpar	70,000	11%	12.30	12.30	Cancelled(2)

(1)	The market value of the Common Shares on the date of grant of the options or SARs is the closing price per share at which the Common Shares were traded on the Toronto Stock Exchange on the day preceding the date of grant.

(2)	On July 16, 2002, John Bennett was granted 95,000 options, and Peter Richardson, Rick Stern, Danny Ponn and Zul Tejpar were each granted 70,000 options. The options granted to the Named Executive Officers on July 16, 2002 were cancelled by the Board of Directors on October 7, 2002.

     The reported high and low trading prices of the Corporation’s Common Shares on the Toronto Stock Exchange for the 30 days prior to the date of the grants of the options referred to above are set out in the table below.

	Toronto Stock Exchange

	High	Low

June 15, 2002 to July 15, 2002	18.57	12.25

Aggregated Stock Option and Stock Appreciation Right Exercises and Value of Unexercised Options

     A summary of the exercise of options and SARs by the Named Executive Officers during the financial year ended December 31, 2002 and the value at December 31, 2002 of unexercised in-the-money options and SARs held by the Named Executive Officers is set out in the table below.

Aggregated Option Exercises During the Most Recently Completed Financial Year
and Financial Year-End Option Values

				Value of
				Unexercised
			Unexercised	in-the-Money
			Options/SARs at	Options/SARs at
			Financial Year-End	Financial Year-End
	Securities Acquired	Aggregate	Exercisable/	Exercisable/
	on Exercise	Value Realized	Unexercisable	Unexercisable(1)
Name	(#)	($)	(#)	($)

John Bennett	112,500 (2)	716,250 (2)	210,000/0	651,000/0
Peter Richardson	75,000	1,078,800	142,500/0	387,750/0
Rick Stern	72,900	947,363	54,600/0	174,640/0
Danny Ponn	30,000	437,307	195,000/0	670,400/0
Zul Tejpar	127,500	2,146,400	97,500/0	398,050/0

(1)	Based on the closing trading price of the Common Shares on the Toronto Stock Exchange on the last trading day of the financial year, being $10.60.

(2)	These Common Shares were acquired on the exercise of the options referred to above under “Particulars of Matters to be Acted Upon — Approval of Amendments to Certain Stock Options”. Mr. Bennett still holds these Common Shares and therefore has not received the value indicated. If the requisite shareholder approval is not obtained at the Meeting, the Toronto Stock Exchange will require the Corporation to repurchase these shares from Mr. Bennett.

Pension and Retirement Savings Plans

     Except as described below, the Corporation and its subsidiaries do not have any pension arrangements.

     Pursuant to a reward-for-tenure agreement between the Corporation and John Bennett, the Corporation is obligated, for a period of 10 years ending in 2003, to fund an insurance policy, the proceeds of which will be used as a pension for Mr. Bennett. If Mr. Bennett remains employed by the Corporation for the full 10 year term, the proceeds of this policy are expected to generate an annual pension of $69,000. The annual premium paid by the Corporation for this policy is approximately $58,515.

Termination of Employment, Change in Responsibilities and Employment Contracts

     During the financial year ended December 31, 2002, the Corporation had agreements with John Bennett, Peter Richardson, Rick Stern, Danny Ponn and Zul Tejpar whereby the Corporation agreed to pay these Named Executive Officers an annually adjusted salary and a bonus, other perquisites and personal benefits in consideration for services rendered to the Corporation. Under the terms of the agreements, if the employment of a Named Executive Officer is terminated for reasons including a change of control, the Corporation may be obligated to pay the Named Executive Officer for each full or partial year of service provided to the Corporation, an amount equal to 1/6th of the Named Executive Officer’s current annual salary and the most recent bonus awarded to him (or the most recent bonus awarded prior to termination, whichever is higher), plus in the case of a change in control, 1/2 of the Named Executive Officer’s annual salary. Further, if Mr. Bennett’s employment is terminated as the result of a change of control of the Corporation, the Corporation will be obligated to fund the insurance policy underlying this contract until the maturity of this policy in 2003, such premiums totaling approximately $58,515.

     In addition, the Corporation has entered into a consulting contract with Bennett Environmental Consultants Ltd., a company all of the shares of which are owned by John Bennett and his wife, Anne Bennett, for Mr. Bennett’s services to the Corporation in consideration for annual compensation in the amount of $160,000, plus consulting bonuses. Under the terms of this consulting contract, for reasons including a change of control, the Corporation will be obligated to pay Mr. Bennett the sum of $146,666 to terminate the contract.

     Mr. Richardson resigned as President of the Corporation effective January 9, 2003. As of the date of this Information Circular, the Corporation and Mr. Richardson had yet to agree upon the terms of any payments to be paid to Mr. Richardson in connection with his resignation.

Compensation of Directors

     The Corporation has no formal arrangements for cash or non-cash compensation to its directors in their capacity as directors. However, during the financial period ended December 31, 2002, the directors of the Corporation were granted the stock options set out in the table below.

	Number of
	Securities Under	Exercise or	Market Value
	Option granted	Base Price	on Date of Grant
Name	(#)	($/Security)	($/Security)(1)	Expiry Date

John Bennett	95,000	12.30	12.30	Cancelled(1)

Adam LaPointe	25,000	12.30	12.30	Cancelled(1)

Pierre Meunier	25,000	12.30	12.30	Cancelled(1)

George Ploder	30,000	9.10	9.10	December 4, 2007

David Williams	25,000	12.30	12.30	Cancelled(1)

(1)	The options granted to the Named Executive Officers on July 16, 2002 were cancelled by the Board of Directors on October 7, 2002.

Director and Officer Liability Insurance

     The Corporation has purchased and maintains insurance in the amount of US$5.0 million for the benefit of the directors and officers of the Corporation against liabilities incurred by such persons as directors and officers of the Corporation and its subsidiaries, except where the liability relates to such persons failure to act honestly and in good faith with a view to the best interests of the Corporation. The annual premium paid by the Corporation for this insurance in respect of the directors and officers as a group is US$102,770. No premium for this insurance is paid by the individual directors and officers. The insurance contract underlying this insurance does not expose the Corporation to any liability in addition to the payment of the required premiums.

Report on Executive Compensation

     It is the responsibility of the Board of Directors as a whole to review and recommend compensation policies and programs to the Corporation as well as salary and benefit levels for its executives. During fiscal 2002, John Bennett was a member of the Board of Directors and an executive of the Corporation.

     The Corporation’s compensation policies and programs are designed to be competitive with the industry and to recognize and reward executive performance consistent with the success of the Corporation’s business. These policies and programs are intended to attract and retain capable and experienced people.

     In addition to industry comparables, the Board of Directors considers a variety of factors when determining both compensation policies and programs and individual compensation levels. These factors include the long range interests of the Corporation and its shareholders, overall financial and operating performance of the Corporation and the Board of Directors’ assessment of each executive’s individual performance and contribution towards meeting goals and objectives. The Board of Directors considers the same factors in its determination of Mr. Bennett’s compensation as Chief Executive Officer.

     Mr. Bennett’s compensation is comprised of three components, salary, cash bonuses and stock options/SAR’s. On average, compensation is generally comprised of 40% salary, 30% cash bonus and 30% stock options/SAR’s. The salary component is considered to be comprised of direct salary from the Corporation and payment as part of a management consulting fee agreement Mr. Bennett has with the Corporation. Mr. Bennett’s salary was last revised in 2001 and the salary was set by the Board at a level subjectively determined to be commensurate with the role, responsibilities and objectives for the position. Mr. Bennett’s salary for 2002 was $241,328.

     The total compensation plan for executive officers is comprised of three components: base salary, cash bonuses and stock options/SAR’s. The relative emphasis placed on each of the various components is dependent on the individual circumstances of the executive officer. However, on average, compensation is generally comprised of one-third salary, one-third cash bonus and one-third stock options/SAR’s. In establishing base salaries, the Board of Directors reviews competitive market data, salary surveys and consults with recruitment specialists for each of the executive positions and determines a placement at an appropriate level in a range. Compensation is typically negotiated with the candidate for the position prior to his or her final selection as an executive officer. The compensation range for executives normally moves annually to reflect external factors such as inflation.

     Cash bonuses are used to reward officers for meeting specific performance targets as mutually agreed upon on an annual basis. All officers are eligible for the same cash bonus structure based on a sliding scale percentage of EBITDA (earnings before interest, taxes, depreciation and amortization) to a maximum payout per officer. Based upon the Corporations performance for 2002, cash bonus payments of $258,250 were made in 2003 to each officer.

     The third component of the compensation plan is the Stock Option Plan. As stated above, the purpose of granting stock options and SAR’s is to assist the Corporation in attracting, retaining and motivating directors, officers and employees of the Corporation or any of its subsidiaries, or a consultant and to closely align the personal interests of such directors, officers, employees and consultants with those of shareholders. The amount and terms of outstanding options and SAR’s are taken into account when determining whether and how many new option and SAR grants be made.

Submitted By:	John Bennett Adam Lapointe Pierre Meunier George Ploder David Williams

Performance Graph

     The following graph compares the yearly percentage change in the Corporation’s cumulative total shareholder return on its Common Shares with the cumulative total return of the S&P/TSX Composite Index for the years ended December 31, 2002, 2001, 2000, 1999 and 1998:

Indebtedness of Directors, Executive Officers and Senior Officers

     No director, executive officer, senior officer, proposed nominee for election as a director or associate or affiliate of any such director, senior officer or proposed nominee, is or at any time since the beginning of the most recently completed financial year, has been indebted to the Corporation or its subsidiaries.

Interest of Management and Others in Material Transactions

     Other than as disclosed in this Information Circular, no insider, proposed nominee for election as a director, or any associate or affiliate of the foregoing, had any material interest, direct or indirect, in any transaction or proposed transaction since the commencement of the Corporation’s 2002 fiscal year which has materially affected or would materially affect the Corporation or any of its subsidiaries.

Management Contracts

     There are no management functions of the Corporation which are to any substantial degree performed by persons other than the directors or senior officers of the Corporation.

Corporate Governance

     The rules of the Toronto Stock Exchange require the Corporation to disclose its corporate governance practices to shareholders on an annual basis. A description of the Corporation’s approach to corporate governance, with references to the guidelines set out in Part IV of the Toronto Stock Exchange Company Manual, is described below.

Mandate of the Board of Directors

     The mandate of the Board of Directors is to supervise the management of the business and affairs of the Corporation, and to develop the Corporation’s approach to corporate governance issues. In fulfilling its mandate, the Board, either directly or through the Corporate Governance Committee, is responsible for, among other things:

(a)	adopting a strategic planning process and ensuring that such a process is carried out on an annual basis;

(b)	identifying the principal risks of the Corporation’s business and ensuring the implementation of the appropriate systems to manage these risks;

(c)	succession planning for the Corporation, including appointing, training and monitoring senior management;

(d)	establishing and monitoring a communications policy for the Corporation;

(e)	ensuring the integrity of the Corporation’s internal control and management information systems;

(f)	monitoring and assessing the corporate governance system in place in the Corporation; and

(g)	developing and monitoring the Corporation’s corporate disclosure policy and the business conduct policy for its directors and officers.

     The frequency of meetings of the Board and the nature of the matters discussed, depend upon the state of the Corporation’s affairs and the opportunities or risks which the Corporation faces.

Composition of the Board of Directors

     The report of the Toronto Stock Exchange Committee on Corporate Governance issued in December 1995 (the “TSX Report”) recommends that a board of directors be constituted with a majority of individuals who qualify as “unrelated directors”. The TSX Report defines as an “unrelated director” a director who is independent of management and is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director’s ability to act with a view to the best interests of the corporation, other than interests and relationships arising from shareholdings. The TSX Report also recommends that in circumstances where a corporation has a “significant shareholder” (i.e., a shareholder with the ability to exercise the majority of the votes for the election of the directors), in addition to a majority of unrelated directors, the board of directors should include a number of directors who do not have interests in, or relationships with, either the corporation or the significant shareholder, and which fairly reflects the investment in the corporation by shareholders other than the significant shareholder.

     The Board of Directors of the Corporation has examined the relevant definitions in the TSX Report and have individually considered their respective interests in, and relationships with, the Corporation. The present Board consists of five directors, four of whom are unrelated directors. John Bennett, the Chief Executive Officer of the Corporation, is a related director because of his management position with the Corporation. The Corporation does not have a significant shareholder. The Board considers its size of five directors to be appropriate at the current time.

Committees of the Board of Directors

     The Board of Directors has no committees, other than an Audit Committee and a Corporate Governance Committee, the details of which are summarized below.

Audit Committee

     In accordance with its charter, a copy of which is attached as Schedule “A” to this Information Circular, the Audit Committee reviews the annual and interim financial statements of the Corporation and certain other public disclosure documents required by regulatory authorities and makes recommendations to the Board of Directors with respect to such statements and documents. The Audit Committee also makes recommendations to the Board regarding the appointment of independent auditors, reviews the nature and scope of the annual audit as proposed by the auditor and management, reviews with management the risks inherent in the Corporation’s business and risk management programs relating thereto, and assesses the auditor’s performance. The Audit Committee also reviews with the auditor and management the adequacy of the internal accounting control procedures and systems within the Corporation.

     The Audit Committee is currently comprised of four of the five directors of the Corporation. These four members of the Audit Committee are “unrelated” and “independent” within the meanings of the Toronto Stock Exchange guidelines and the American Stock Exchange listing standards, respectively. The Board believes that all members of the Audit Committee are required under the Corporation’s Audit Committee charter to have a working familiarity with basic finance and accounting practices and to be able to read and understand financial statements. All the members of the Corporation’s Audit Committee meet or exceed these qualifications as Mr. Ploder has a professional certification as a chartered accountant, Mr. Williams and Mr. Lapointe have past and current employment experience as senior officials with financial oversight responsibilities, and Mr. Meunier has been an active member of the Audit Committee since 1997.

Corporate Governance Committee

     The Corporate Governance Committee was established by the Board of Directors on September 16, 2002. The Corporate Governance Committee, with the approval of the Board of Directors, has retained a management consultant to advise the Committee on various governance matters. The Corporate Governance Committee will oversee the Corporation’s governance and make recommendations to the Board of Directors regarding the composition and effectiveness of the Board of Directors and management. The Corporate Governance Committee is comprised of David Williams, Adam LaPointe and Pierre Meunier.

Independence of Board of Directors from Management

     As stated above, the present Board consists of five directors, four of whom are unrelated directors. John Bennett, the Chief Executive Officer of the Corporation, is a related director because he holds a management position with the Corporation and serves as the Chairman of the Board of Directors of the Corporation. The TSX Report states that the independence of a board of directors is most simply assured by appointing a chair who is not a member of management. The Board has considered this issue and supports Mr. Bennett’s continued chairmanship.

Decisions Requiring Prior Approval of the Board of Directors

     The Board of Directors has delegated the day-to-day management of the business and affairs of the Corporation to the President, the Chief Executive Officer, and the Chief Financial Officer. However, in addition to those matters which must by law or by the By-laws of the Corporation be approved by the Board of Directors, management is required to seek Board approval for major transactions, whether in the ordinary course of business or not.

Recruitment of New Directors and Assessment of the Board of Directors’ Performance

     The Board of Directors is responsible for (i) monitoring the effectiveness, size and composition of the Board of Directors, the Audit Committee and the Corporate Governance Committee, and the individual performance of its directors, (ii) identifying and recommending potential appointees to the Board of Directors, (iii) periodically reviewing the directors’ and officers’ third party liability insurance to ensure that the coverage of such insurance is adequate, and (iv) approving an appropriate orientation and education program for new members to the Board of Directors.

     The Board of Directors considers its orientation and education program for new directors to be an important element in ensuring responsible corporate governance. In addition to extensive discussions with respect to the business and operations of the Corporation, a new director receives records of historical public information on the Corporation, together with the mandates and prior minutes of applicable committees of the Board. In addition, Board meetings are regularly held at the Corporation’s offices in order to assist the directors in better understanding the Corporation’s operations.

Receiving and Dealing with Shareholder Feedback and Concerns

     Shareholder inquiries and concerns are dealt with promptly by senior management of the Corporation. To date, the Board of Directors has not been required to take an active role in responding to shareholder inquiries and concerns.

Engagement of Outside Advisors by Individual Directors

     In certain circumstances, it may be appropriate for an individual director to engage an outside advisor at the expense of the Corporation. The engagement of an outside advisor is subject to the approval of the Board of Directors.

Expectations of Management

     The Board of Directors expects management of the Corporation to conduct the business and affairs of the Corporation in accordance with the Corporation’s ongoing strategic plan and to meet or surpass the annual and long-term goals of the Corporation. As a part of its annual strategic planning process, the Board specifies its expectations of management both over the next financial year and in the context of the Corporation’s long-term goals. The Board reviews management’s progress in meeting these expectations at Board meetings held on a regular basis.

Compensation of the Board of Directors

     The Board of Directors reviews on an annual basis the necessity for compensation for the directors of the Corporation.

Interest of Certain Persons in Matters to be Acted Upon

     Other than as disclosed herein, no person who has been a director or officer of the Corporation at any time since the beginning of the last financial year or any proposed nominee for election as director, nor any associate or affiliate of such person, has an interest in the matters to be acted upon at the Meeting.

Other Matters to be Acted Upon

     Management of the Corporation knows of no matters to come before the Meeting other than those referred to in the Notice of Meeting accompanying this Information Circular. However, if any other matters properly come before the Meeting, it is the intention of the persons named in the form of proxy accompanying this Information Circular to vote the same in accordance with their best judgement of such matters.

Availability of Documents

     The Corporation will provide to any person or corporation, upon request, one copy of any of the following documents:

(a)	the Corporation’s latest Form 40-F or annual information form, together with any document, or the pertinent pages of any document, incorporated therein by reference;

(b)	the comparative financial statements of the Corporation for the Corporation’s most recently completed financial year in respect of which such financial statements have been issued, together with the report of the auditors thereon, and any interim financial statements of the Corporation subsequent to the financial statements for the Corporation’s most recently completed financial year; and

(c)	the information circular of the Corporation in respect of the most recent annual meeting of shareholders of the Corporation which involved the election of directors.

     Copies of the above documents will be provided, upon request to the Chief Financial Officer of the Corporation at Suite 208, 1540 Cornwall Road, Oakville, Ontario, L6J 7W5 free of charge to shareholders of the Corporation. The Corporation may require the payment of a reasonable charge from any person or corporation who is not a shareholder of the Corporation and who requests a copy of any such document.

Receipt of Shareholder Proposals for Next Annual Meeting

     A shareholder entitled to vote at the next annual meeting of shareholders who wishes to submit a proposal for inclusion in the Information Circular relating to the 2004 annual meeting of shareholders must ensure that the Corporation receives their proposal by no later than March 5, 2004.

Board of Directors Approval

     The Board of Directors of the Corporation have approved the contents and sending of this Information Circular.

     DATED at Vancouver, British Columbia 7th day of April, 2003

BY ORDER OF THE BOARD OF DIRECTORS

(signed) John Bennett Chief Executive Officer

SCHEDULE “A”

Bennett Environmental Inc.

Audit Committee Charter

The Audit Committee (the “Committee”), of the Board of Directors (the “Board”) of Bennett Environmental Inc. (the “Corporation”), will have the oversight responsibility, authority and specific duties as described below.

COMPOSITION AND EXPERTISE

The Committee shall be comprised of three or more directors as determined by the Board. Each shall be an independent director free from any relationship that, in the opinion of the Board, would interfere with the exercise of his or her independent judgment as a member of the Committee. The following persons will not be considered independent:

(a)	a director who is employed by the Corporation or any of its affiliates for the current year or any of the preceding three years;

(b)	a director who receives compensation from the Corporation or any of its affiliates in excess of $60,000 during the current or previous fiscal year, other than compensation for Board service, benefits under a tax-qualified retirement plan or non-discretionary compensation;

(c)	a director who is a member of the immediate family of an individual who is, or has been in any of the preceding three years, employed by the Corporation or any of its affiliates as an executive officer; or

(d)	a director who is a partner, controlling shareholder or an executive officer of any for-profit business to which the Corporation made, or from which it received, payments (other than those which arise solely from investments in the Corporation’s securities) that exceed five percent of the organization’s consolidated gross revenues for that year, or $200,000, whichever is more, in any of the past three years; or been employed as an executive of another entity where any of the Corporation’s executives serve on that entity’s board of directors.

Notwithstanding this requirement for the Committee to be composed solely of independent directors, one director who is not independent as set out above, and is not a current employee or immediate family member of such employee, may be appointed to the Committee if the Board, under exceptional and limited circumstances, determines that membership on the Committee by the individual is required in the best interests of the Corporation.

All members of the Committee shall have a working familiarity with basic finance and accounting practices and shall be able to read and understand financial statements. At least one member of the Committee shall have past employment experience in finance or accounting, requisite professional certification in accounting or other comparable experience or background, including a current or past position as a chief executive or financial officer or other senior official with financial oversight responsibilities.

The members of the Committee shall be elected annually by the Board at the first meeting of the Board following the annual general meeting. Unless a Chair is elected by the full Board, the members of the Committee may designate a Chair by majority vote of the full Committee.

RESPONSIBILITIES

The Committee is a part of the Board. It’s primary function is to assist the Board in fulfilling its oversight responsibilities with respect to (i) the annual financial information to be provided to shareholders and the relevant regulatory authorities; (ii) the system of internal controls that management has established; and (iii) the external audit process. In addition, the Committee provides an avenue for communication between the independent accountants, financial management and the Board. The Committee should have a clear understanding with the independent accountants that they must maintain an open and transparent relationship with the Committee, and that the ultimate accountability of the independent accountants is to the Board and the Committee. The Committee will make reports to the Board concerning its activities.

While the Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Committee to plan or conduct audits or to determine that the Corporation’s financial statements are complete and accurate and are in accordance with generally accepted accounting principles. This is the responsibility of management and the independent auditor. Nor is it the duty of the Committee to conduct investigations, to resolve disagreements, if any, between management and the independent auditor or to assure compliance with laws and regulations and the Corporation’s business conduct guidelines.

The Board of Directors, on the recommendation of the Committee, has the ultimate authority and responsibility to select, evaluate and where appropriate, replace the Corporation’s external auditors. The Committee is responsible for ensuring the external auditors comply with, the requirements stipulated in this Charter and satisfying itself of the external auditors; independence.

AUTHORITY

Subject to the prior approval of the Board, the Committee is granted the authority to investigate any matter or activity involving financial accounting and financial reporting, as well as the internal controls of the Corporation. In that regard, the Committee will have the authority to approve the retention of external professionals to render advice and counsel in such matters. All employees will be directed to cooperate with respect thereto as requested by members of the Committee.

MEETINGS

The Committee is to meet in person or by teleconference at least four times annually and as many additional times as the Committee deems necessary. The Committee may chose to meet in person or through teleconference in separate executive sessions with the chief financial officer and independent accountants at least once each year and at other times when considered appropriate.

ATTENDANCE

Committee members will strive to be present at or available for all meetings. As necessary or desirable, the Committee Chair may request that members of management and representatives of the independent accountants and internal audit be present at Committee meetings.

SPECIFIC DUTIES

In carrying out its oversight responsibilities, the Committee will:

1.	Review and reassess the adequacy of this charter annually and recommend any proposed changes to the Board for approval.

2.	Review with the Corporation’s management and independent accountants the Corporation’s accounting and financial reporting controls. Obtain annually in writing from the independent accountants their Audit Committee Report.

3.	Review with the Corporation’s management and independent accountants significant accounting and reporting principles, practices and procedures applied by the Corporation in preparing its financial statements and discuss with the independent accountants their judgments about the quality, and not just the acceptability, of the Corporation’s accounting principles used in financial reporting.

4.	Review the scope and general extent of the independent accountants’ annual audit.

5.	The Committee will review annually with management the fee arrangement with the independent accountants.

6.	Inquire as to the independence of the independent accountants and obtain from the independent accountants, at least annually, a formal written statement delineating all relationships between the independent accountants and the Corporation as contemplated by Independence Standards Board Standard No. 1, Independence Discussions with Audit Committees.

7.	Have a predetermined arrangement with the independent accountants that they will advise the Committee through its Chair and management of the Corporation of any matters identified through procedures followed for interim quarterly financial statements, and that such notification is to be made prior to the related press release or, if not practicable, prior to filing with SEDAR, and receive a written confirmation provided by the independent accountants at the end of each of the first three quarters of the year that they have nothing to report to the Committee, if that is the case, or the written enumeration of required reporting issues.

8.	At the completion of the annual audit, review with management and the independent accountants the following:

—	The annual financial statements and related footnotes and financial information to be included in the Corporation’s annual report to shareholders.

—	Results of the audit of the financial statements and the related report thereon and, if applicable, a report on changes during the year in accounting principles and their application.

—	Significant changes to the audit plan, if any, and any serious disputes or difficulties with management encountered during the audit.

—	The cooperation received by the independent accountants during their audit, including access to all requested records, data and information.

—	Any disagreements with management, which, if not satisfactorily resolved, would have caused them to issue a nonstandard report on the Corporation’s financial statements.

Corporation

If deemed appropriate after such review and discussion, recommend to the Board that the financial statements be included in the Corporation’s annual report to the shareholders.

9.	After preparation by management and independent accountants, approve any report of the Committee required to be included in the Corporation’s annual proxy statement.

10.	Discuss with the independent accountants the quality of the Corporation’s financial and accounting personnel and elicit the comments of management regarding the responsiveness of the independent accountants to the Corporation’s needs.

11.	Meet with management, internal audit and the independent accountants to discuss any relevant significant recommendations that the independent accountants may have, particularly those characterized as ‘material’ or ‘serious’.

12.	Recommend to the Board the selection, retention or termination of the Corporation’s independent accountants.

13.	Review with management and the independent accountants the methods used to establish and monitor the Corporation’s policies with respect to unethical or illegal activities by Corporation employees that may have a material impact on the financial statements.

14.	Review with Corporation’s general counsel any legal and regulatory matters that may have a material impact on the financial statements.

15.	As the Committee may deem appropriate, obtain, weigh and consider expert advice as to applicable Audit Committee related rules Statements on Auditing Standards and other accounting, legal and regulatory provisions.

BENNETT ENVIRONMENTAL INC.
PROXY
FOR THE 2003 ANNUAL AND SPECIAL GENERAL MEETING
MAY 13, 2003

THIS PROXY IS SOLICITED BY MANAGEMENT OF THE CORPORATION

The undersigned shareholder of Bennett Environmental Inc. (the “Corporation”) hereby appoints John Bennett, or failing him ●, or failing either of them _______ as the proxyholder for and on behalf of the undersigned to attend, act and vote for and on behalf of the undersigned at the annual and special general meeting (the “Meeting”) of the shareholders of the Corporation to be held at 4:30 p.m. (Toronto time) at the Hockey Hall of Fame, Esso Theatre, BCE Place, 30 Yonge Street, Toronto, Ontario, on Tuesday, May 13, 2003 and at any adjournment thereof, to the same extent and with the same powers as if the undersigned were present at the Meeting or any adjournment thereof, and, without limiting the foregoing, the persons named are specifically directed to vote as indicated below. For further information regarding the Meeting and the matters that will be acted upon at the Meeting, reference is specifically made to the accompanying Notice of Meeting, and Management Information and Proxy Circular, both dated April 7, 2003. The instructions to this proxy form part of this proxy.

The undersigned directs the proxyholder appointed by this proxy to vote as follows:

1.	To elect the following persons as directors of the Corporation until the next annual general meeting:

John Bennett	FOR	☐	WITHHOLD	☐
Adam Lapointe	FOR	☐	WITHHOLD	☐
Pierre Meunier	FOR	☐	WITHHOLD	☐
George Ploder	FOR	☐	WITHHOLD	☐
David Williams	FOR	☐	WITHHOLD	☐

2.	To appoint KPMG LLP, Chartered Accountants, as auditor of the Corporation until the next annual general meeting at a remuneration to be fixed by the directors of the Corporation.

FOR	☐	WITHHOLD	☐

3.	To ratify, by ordinary resolution, amendments to the terms of certain stock options previously issued to John Bennett in order to extend the expiry date of those options from June 30, 2002 to December 18, 2002.

FOR ☐	AGAINST ☐

EXECUTED on the __________________ day of __________________, 2003.

Signature of Shareholder (or Authorized Attorney or Signatory on behalf of Shareholder)	Number of Common Shares Represented by this Proxy

Name of Shareholder (Please Print Clearly)

Address

City/Province

SEE IMPORTANT INSTRUCTIONS ON REVERSE.

INSTRUCTIONS FOR COMPLETION OF PROXY

1.	The common shares represented by this proxy will, on any ballot, be voted as you may have specified by marking an “X” in the spaces provided for that purpose. IF NO CHOICE IS SPECIFIED AND EITHER OF JOHN BENNETT OR ● IS APPOINTED AS PROXYHOLDER, THE COMMON SHARES WILL BE VOTED AS IF YOU HAD SPECIFIED AN AFFIRMATIVE VOTE.

2.	YOU MAY APPOINT AS PROXYHOLDER SOMEONE OTHER THAN THE PERSONS NAMED IN THIS PROXY BY STRIKING OUT THEIR NAMES AND INSERTING IN THE BLANK SPACE PROVIDED THE NAME OF THE PERSON YOU WISH TO ATTEND AND ACT AS PROXYHOLDER, AND THAT PERSON NEED NOT BE A SHAREHOLDER OF THE CORPORATION. IF THE INSTRUCTIONS ON THIS PROXY ARE CERTAIN, THE COMMON SHARES REPRESENTED BY THE PROXY WILL BE VOTED ON ANY POLL IN ACCORDANCE WITH SUCH INSTRUCTIONS, AND WHERE YOU SPECIFY A CHOICE WITH RESPECT TO ANY MATTER TO BE ACTED ON, THE COMMON SHARES WILL BE VOTED ON ANY POLL IN ACCORDANCE WITH THE SPECIFICATIONS SO MADE.

3.	THIS PROXY ALSO CONFERS A DISCRETIONARY AUTHORITY TO VOTE THE COMMON SHARES WITH RESPECT TO:

(a)	AMENDMENTS TO, OR VARIATIONS OF, MATTERS IDENTIFIED IN THE NOTICE OF MEETING; AND

(b)	OTHER MATTERS WHICH MAY PROPERLY COME BEFORE THE MEETING,

BUT ONLY IF MANAGEMENT HAS NOT BEEN MADE AWARE, A REASONABLE TIME PRIOR TO THIS SOLICITATION, THAT THE AMENDMENTS, VARIATIONS OR OTHER MATTERS ARE TO BE PRESENTED FOR ACTION AT THE MEETING. No matters other than those stated in the attached Notice of Meeting are, at present, known to be considered at the Meeting but, if such matters should arise, proxies will be voted in accordance with the best judgment of the proxyholder.

4.	In order to be valid this proxy must be signed by the shareholder or by his or her attorney duly authorized in writing or, in the case of a corporation, executed under its corporate seal or by an officer or officers or attorney for the corporation duly authorized. If this proxy is executed by an attorney for an individual shareholder or joint shareholder or by an officer or officers or attorney of a corporate shareholder not under its corporate seal, the instrument so empowering the officer or officers or the attorney, as the case may be, or a notarial copy thereof, should accompany the proxy. The signature and name must conform to the name of the shareholder as registered. Executors, administrators and trustees signing on behalf of the registered shareholder should so indicate. If common shares are jointly held, either of the registered owners may sign the proxy. If this proxy is not dated in the blank space provided, it will be deemed to bear the date on which it was mailed by management of the Corporation.

5.	This proxy may not be used at the Meeting unless it is deposited at the office of Computershare Trust Company of Canada, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, Attention: Proxy Department, before 4:30 p.m. (Toronto time) on Tuesday, May 13, 2003, or not less than 48 hours (excluding Saturdays, Sundays and holidays) before any adjournment of the Meeting. The Chairman of the Meeting has the discretion to accept proxies received subsequently.

BENNETT ENVIRONMENTAL INC.

Request for Interim Financial Statements

In accordance with National Instrument 54-102 of the Canadian Securities Administrators, registered and beneficial shareholders of the subject Corporation may elect annually to receive interim corporate mailings, including interim financial statements of the Corporation, if they so request. If you wish to receive such mailings, please complete and return this form to:

Computershare Trust Company of Canada
100 University Avenue
9th Floor
Toronto, ON
M5J 2Y1

NAME:

ADDRESS:

POSTAL CODE:

I confirm that I am the REGISTERED owner of ______________________________ shares of the Corporation.
                                                                        (Common)

SIGNATURE OF SHAREHOLDER: ______________________________ DATE: _____________________________

CUSIP: 081906109

SCRIP COMPANY CODE —BEVQ

BENNETT ENVIRONMENTAL INC.

Request for Interim Financial Statements

In accordance with National Instrument 54-102 of the Canadian Securities Administrators, registered and beneficial shareholders of the subject Corporation may elect annually to receive interim corporate mailings, including interim financial statements of the Corporation, if they so request. If you wish to receive such mailings, please complete and return this form to:

Computershare Trust Company of Canada
100 University Avenue
9th Floor
Toronto, ON
M5J 2Y1

NAME:

ADDRESS:

POSTAL CODE:

I confirm that I am the BENEFICIAL owner of ______________________________ shares of the Corporation.
                                                                        (Common)

SIGNATURE OF SHAREHOLDER: ______________________________ DATE: _____________________________

CUSIP: 081906109

SCRIP COMPANY CODE —BRLQ